November 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

Ladies and Gentlemen:

Filed herewith under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is a registration statement on Form N-1A for Cohen & Steers Preferred Securities and Income SMA Shares, Inc., a new open-end registered investment company.

If you require additional information or have any questions, please do not hesitate to contact me. I look forward to hearing from you soon.

Sincerely,

/s/ Dana Devivo

Dana Devivo

Vice President, Associate Counsel

Phone: 212 796-9347

Fax: 212 822-1600

e-mail: ddevivo@cohenandsteers.com